Mail Stop 6010

January 30, 2008

James E. Brenn
Senior Vice President and Chief Financial Officer
Briggs & Stratton Corporation
12301 West Wirth Street
Wauwatosa, Wisconsin 53222

Via U S Mail and FAX [(414) 259-5773]

> **Re:** **Briggs & Stratton Corporation**
> **Form 10-K for the fiscal year ended July 1, 2007**
> **Form 10-Q for the quarter ended September 30, 2007**
> **File No. 1-1370**

Dear Mr. Brenn:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 1, 2007

Financial Statements

Note 10 Commitments and Contingencies, page 35

1.   We read in the Form 8–K filed on December 6, 2007 of the recall of certain snow thrower engines for which amounts were previously accrued. In future filings, please present the disclosures for product liability required by paragraphs 9 and 10 of SFAS 5.

Note 18 Impairment and Disposal Charges, page 50

2.   In future filings, please expand to discuss the facts and circumstances which have led to this significant impairment charge. Also, please present the disclosures of carrying value required by paragraph 47 of SFAS 144.

Form 10-Q for the Quarter Ended September 30, 2007

Note   Change in Accounting Principle, page 7

3.   With respect to your change in the method used to compute the market-related value of the assets, in future filings please respond to the following:

   • Please disclose the old method and the new method of calculating the value.
   • Reflect the change as of the beginning of the first period presented, that is, as of July 3, 2006. Please see the requirement in paragraph 7 of SFAS 154.
   • Please disclose the nature of and reason for the change, and explain why the new method is preferable, as you are approximating fair value rather than using fair value. Please see the requirement in paragraph 17(a) of SFAS 154.

4.   Please tell us how this change complies with the requirement in paragraph 30 of SFAS 87 that the manner of determining market-related value be applied consistently from year to year.

5.   Please also tell us how you justify the change in method pursuant to paragraph 5 of SFAS 154.

6.   Further, we note you were previously using the fair value method as the preferable method. The change to a calculated method would appear to be a change to a less preferable method, which would be in violation of GAAP. Please clarify.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3604, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at (202) 551-3676

Sincerely,

Kaitlin Tillan
Assistant Chief Accountant